July 23, 2024

Gao Lianquan
Chief Executive Officer
Premium Catering (Holdings) Ltd
6 Woodlands Walk
Singapore 738398

       Re: Premium Catering (Holdings) Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed July 16, 2024
           File No. 333-279272
Dear Gao Lianquan:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
Index to Consolidated Financial Statements, page F-1

1. Please revise your filing to include June 30, 2024 audited financial statements as required by Item 8.A.4 of Form 20-F. Alternately, please file a representation as an exhibit to your filing that states, if true, that you are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United
       States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to Instruction 2 of Item 8.A.4 of Form 20-F.
 July 23, 2024
Page 2

       Please contact Valeria Franks at 202-551-7705 or Angela Lumley at 202-551-3398 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Henry Schlueter